Exhibit 99.1

Not for distribution to U.S. newswire services or dissemination in the United States

Cenovus and Headwater announce the closing of $227.5 million bought deal secondary offering of Headwater common shares

Calgary, Alberta (October 14, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) and Headwater Exploration Inc. (TSX: HWX) (“Headwater” or the “Company”) have closed the previously announced bought deal secondary offering (the "Offering") of common shares of Headwater (the "Common Shares"). The Offering was completed on a bought deal basis, pursuant to an underwriting agreement dated effective September 27, 2021 among the Company, Cenovus, Cenovus Marten Hills Partnership, a wholly-owned subsidiary of Cenovus (the “Selling Shareholder”), and a syndicate of underwriters led by Peters & Co. Limited and BMO Nesbitt Burns Inc. and including CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., and TD Securities Inc. (collectively, the "Underwriters").

Pursuant to the Offering, Cenovus, through the Selling Shareholder, sold a total of 50,000,000 Common Shares (collectively, the "Offered Shares"), including 5,000,000 Common Shares sold pursuant to the exercise in full of an over-allotment option granted to the Underwriters. The Offered Shares were sold at a price of $4.55 per Offered Share for total gross proceeds to the Selling Shareholder of $227,500,000. The Company has not and will not receive any of the proceeds of the Offering. In connection with the Offering, the Underwriters received a cash commission equal to 4% of the gross proceeds from the sale of the Offered Shares.

The Selling Shareholder and the Company entered into an investor agreement dated December 2, 2020 (the "Investor Agreement") in connection with the issuance of Common Shares and Common Share purchase warrants (the "Warrants") to the Selling Shareholder. As a result of the completion of the Offering, the Investor Agreement automatically terminated in accordance with its terms. The Investor Agreement provided the Selling Shareholder with certain contractual rights related to, among other things, the nomination of directors of the Company. In connection with the termination of the Investor Agreement, Sarah Walters, who was a nominee of the Selling Shareholder on the Board of Directors (the "Board") of the Company, resigned as a director of the Company effective upon completion of the Offering. Kam Sandhar, who was also nominated to the Board by the Selling Shareholder pursuant to the Investor Agreement, is expected to remain on the Board following the Offering notwithstanding the termination of the Investor Agreement.

Cenovus sold the Common Shares as part of its plan to reduce its net debt levels towards its $10 billion interim target and accelerate shareholder returns. The Common Shares and Warrants were originally issued to the Selling Shareholder as partial consideration for the acquisition by Headwater of the Selling Shareholder’s assets in the Marten Hills area of Alberta. Through its active development plan and early success, Headwater has accelerated the value generated from the Marten Hills asset and continues to progress its exploration program. The Offering expands Headwater’s free-trading float and is expected to provide new and existing shareholders with enhanced trading liquidity.
The Common Shares were offered by way of a short form prospectus filed by the Company in all provinces of Canada, excluding Quebec. Offered Shares were sold on a private placement basis in the United States to “qualified institutional buyers” pursuant to Rule 144A of the Securities Act of 1933 (as amended, the "U.S. Securities Act"). No securities regulatory authority has either approved or disapproved of the contents of this news release.

The Common Shares have not been, nor will they be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Additional Early Warning Disclosure

This additional disclosure is provided pursuant to National Instrument 62-103—The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed by Cenovus with the regulatory authorities in each jurisdiction in which the Company is a reporting issuer containing information with respect to the foregoing matters (the "Early Warning Report").

Prior to the Offering, the Selling Shareholder held 50,000,000 Common Shares, representing approximately 24.7% of the issued and outstanding Common Shares on an undiluted basis and approximately 26.8% of the issued and outstanding Common Shares on a fully diluted basis after giving effect to all convertible securities of the Company, including the exercise of the Warrants. Pursuant to the Offering, the Selling Shareholder disposed of legal and beneficial ownership of 50,000,000 Common Shares, being 100% of the Common Shares held by the Selling Shareholder.

Following completion of the Offering, the Selling Shareholder no longer holds any Common Shares. Cenovus, through the Selling Shareholder, continues to own 15,000,000 Warrants exercisable at $2.00 per Common Share until December 2, 2023, which have not been exercised. If the Warrants were exercised in full, Cenovus would indirectly own, through the Selling Shareholder, an aggregate of 15,000,000 Common Shares, representing approximately 6.9% of the issued and outstanding Common Shares.

In connection with the Offering, net proceeds of approximately $218.4 million were paid to, and received by, the Selling Shareholder, representing the gross proceeds of the Offering less the fees paid to the Underwriters by the Selling Shareholder. The Selling Shareholder may from time to time, depending on market and other conditions, exercise the Warrants, acquire or dispose of additional Common Shares through market transactions, public offerings, private agreement or otherwise.

The Early Warning Report with additional information in respect of the foregoing matters will be filed and made available on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com under Headwater's issuer profile. A copy of such report may also be obtained by contacting the secretary of Headwater, on behalf of Cenovus and the Selling Shareholder, at telephone number (587) 391-3680.

Cenovus's head office is located at 225 – 6th Avenue S.W., Calgary, AB T2P 0M5. Headwater's head office is located at Suite 1200, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6.

Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s and Headwater’s current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Headwater in light of their respective experience and perception of historical trends. Although Cenovus and Headwater believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Neither Cenovus nor Headwater undertake any obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “achieve”, “commitment”, “continue”, “expect”, “may”, “position” and “will”, or similar expressions and includes suggestions of future outcomes, and in respect of Cenovus includes statements about the use of net proceeds from the Offering to reduce net debt levels and accelerate returns to its shareholders; and the potential exercise of the Warrants or other acquisitions or dispositions of Common Shares. In respect of Headwater, the forward-looking information includes statements about: the intent to continue to progress its exploration program; the composition of the Board upon completion of the Offering; and that the Offering will expand Headwater’s free-trading float and is expected to provide new and existing shareholders with enhanced trading liquidity.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus or Headwater and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus's Annual Management’s Discussion and Analysis (MD&A) or Form 40-F for the year ended December 31, 2020 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended June 30, 2021. Additional information about risks, assumptions, uncertainties and other factors that could cause Headwater's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Factors” in its annual information form for the year ended December 31, 2020, which is available on SEDAR at sedar.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.

Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Headwater Exploration Inc.

Headwater Exploration Inc. is a Canadian publicly traded resource company engaged in the exploration for and development and production of petroleum and natural gas in Canada. Headwater currently has high quality oil production, reserves, and lands in the prolific Clearwater play in the Marten Hills area of Alberta as well as low decline natural gas production and reserves in the McCully Field near Sussex, New Brunswick. Headwater is focused on providing superior corporate level returns by focusing on sustainability, asset quality and balance sheet strength. Headwater common shares are listed on the Toronto Stock Exchange. For more information, visit headwaterexp.com.

Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

Headwater contacts:

Neil Roszell, P. Eng.	Jason Jaskela, P. Eng.
Chair and Chief Executive Officer	President and Chief Operating Officer
Ali Horvath, CPA, CA
Vice President, Finance and Chief Financial Officer
info@headwaterexp.com 403-391-3680